United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  February 24th, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 24, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 24, 2005	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FOURTH QUARTER 2004
 (Peso amounts are stated in millions in constant terms as of December 31, 2004)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During fourth quarter 2004 GRUMA continued to achieve healthy results, which were again driven by its US operations. Net sales improved 6% and operating profit 5% over those of fourth quarter 2003. GRUMA also substantially improved its debt profile during the quarter, thanks to the successful issuance of a US$300 million perpetual bond. Net debt to EBITDA improved to 2.06 times from 2.21 times in December 2003.

Consolidated Financial Highlights
(Ps millions)

	4Q04	4Q03	VAR (%)
Volume(thousand metric tons)	953	941	1
Net sales	6,625	6,231	6
Operating income	586	556	5
Operating margin	8.9%	8.9%	-
EBITDA	821	792	4
EBITDA margin	12.4%	12.7%	(30) bp
Majority net income	374	243	54
ROE	8.2%	5.4%	280 bp

Debt
(US$ millions)
Dec'04	Sept.'04	Var (%)	Dec'03	Var (%)
586	530	11	576	2

CONSOLIDATED RESULTS OF OPERATIONS

4Q04 vs. 4Q03

Sales volume rose 1% to 953 thousand metric tons, an increase driven mainly by volume growth of 18% in Gruma Corporation and, to a lesser extent, a 4% volume increase in GIMSA. Those increases were offset by lower volumes in (1) Molinera de Mexico because in 2004 Molinera de Mexico began selling to its largest customer pursuant to a service contract, and (2) Gruma Venezuela1 due to a more competitive environment.

Net sales increased 6% to Ps 6,625 million due primarily to net sales increases in Gruma Corporation of 20% and, to a lesser extent, in GIMSA of 5%, both due mainly to higher sales volumes. Sales from foreign operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 64.2% from 63.3%, the increase driven mainly by Gruma Corporation and Gruma Venezuela. In absolute terms, cost of sales rose 7% due primarily to higher sales volume in Gruma Corporation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 26.9% from 27.8% due primarily to better expense absorption in Gruma Corporation. In absolute terms, SG&A increased 4% mostly as a result of higher sales volume in Gruma Corporation.

Operating income improved 5% driven mainly by Gruma Corporation and the technology division, an increase partially offset by lower operating income in Gruma Venezuela. Operating income growth in Gruma Corporation reached 26% due mainly to higher sales volume. The improvement in the technology division resulted from increased business, mostly in connection with capacity expansions in Gruma Corporation. As a percentage of net sales, operating income stayed flat at 8.9%.

Net Comprehensive Financing Cost

(Ps millions)

Items	4Q04	4Q03	Change	Comments
Interest expense	111	123	(12)	Lower average debt.
Interest income	(90)	(19)	(71)	Gains in connection with equity swaps of GRUMA shares.
FX loss (gain)	9	35	(26)	Lower average peso depreciation.
Monetary position loss (gain)	(82)	(32)	(50)	Higher inflation in the United States and higher net monetary liability position in Gruma Venezuela
Total	(52)	107	(159)

 Other expenses, net, resulted in an expense of Ps 38 million, Ps 36 million less than in the same period last year. This decrease resulted from a loss in the sale of some nonproductive assets in 4Q03.

Taxes and employees' profit sharing totaled Ps 226 million, Ps 93 million higher than in fourth quarter 2003, due primarily to higher pretax income. The effective tax rate was 37.7%.

GRUMA's share of net income in unconsolidated associated companies (e.g., Grupo Financiero Banorte) totaled Ps 90 million, Ps 31 million higher than in fourth quarter 2003.

The Ps 16 million reported under extraordinary items resulted from the write-off of deferred expenses associated with the repurchase of the 7.625% notes due 2007.

GRUMA's total net income was Ps 447 million, Ps 148 million higher than in fourth quarter 2003, due to extraordinary gains in connection with equity swaps of GRUMA shares, higher monetary position gains, and higher operating profits. The company reported majority net income of Ps 374 million, 54% higher than that reported in the same period last year.

 1  Gruma Venezuela refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

FINANCIAL POSITION

December 2004 vs. September 2004

Balance Sheet Highlights
Total assets were Ps 25,188 million, representing an increase of Ps 1,298 million, which was driven mainly by higher inventories and deferred assets. The increase in inventories was driven primarily by Gruma Venezuela due to the usual build-up of corn inventories during the domestic crop harvest, which normally takes place during the fourth quarter. The increase in deferred assets resulted from the premium related to the tender offer of the 7.625% notes due 2007, which will be amortized over a period of 20 years.

Total liabilities were Ps 11,439 million, Ps 757 million more, as a result of (1) higher trade accounts payable in connection with the aforementioned raw-material procurement in Gruma Venezuela, and (2) higher debt in connection with the aforementioned premium paid in relation to the tender offer of the 7.625% notes due 2007.

Stockholders' equity on December 31, 2004, totaled Ps 13,749 million, 5% higher than the balance on September 30, 2004.

Schedule of Debt Amortizations and Debt Ratios
As of December 31, 2004, GRUMA's debt amounted to US$586 million, of which 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	ST	2006	2007	2008	2009...	Total
7.75% perpetual bonds					300	300
7.625% notes due 2007			50.5			50.5
Syndicated loan				30	120	150
7.96% senior notes	1.3	1.4	1.6	1.7	10.7	16.7
Other	45.4	2.7	3.7	5.4	11.9	69.1
TOTAL	46.7	4.1	55.8	37.1	442.6	586.3

On December 3, 2004, GRUMA issued US$300 million aggregate principal amount of 7.75% perpetual bonds. The bonds, which have no maturity date, have a call option exercisable by GRUMA at any time beginning five years after the issue date. Proceeds from the bonds were used as follows:

  To pay the tender price of the US$200 million notes tendered pursuant to an offer for GRUMA's US$250 million 7.625% notes due October 2007 and the fees related to the issuance of the perpetual bond

  To pay down US$30 million of the revolving facility of the syndicated loan

  For general corporate purposes.

The new perpetual bond allowed the company to substantially improve its debt profile by extending its debt maturities. Merrill Lynch & Co. acted as lead manager and sole bookrunner for the bond issuance.

Debt Ratios

(Last twelve months)

	4Q04	3Q04	4Q03
Debt/EBITDA	2.2	2.1	2.3
Net Debt/EBITDA	2.1	1.9	2.2
EBITDA/interest expense	6.0	5.8	5.2
EBITDA/net interest expense	11.4	8.5	5.9

Operational Ratios

	4Q04	3Q04	4Q03
Accounts receivable outstanding (days to sales)	40	38	36
Inventory turnover (days to cost of sales)	78	67	78
Net working capital turnover (days to sales)	60	50	56
Asset turnover (total assets to sales)	1.0	0.9	1.0

Profitability Ratios(%)

	4Q04%	3Q04%	4Q03%
ROA	4.6	4.0	2.9
ROE	8.2	7.2	5.4
ROIC	6.6	6.4	6.3

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 396 million during fourth quarter 2004. Most of these investments were applied to Gruma Corporation for the expansion of corn flour and tortilla capacity-including the acquisition of a tortilla plant in Las Vegas-and general facilities upgrades in its US plants. The investments were made to accommodate the continuous growth in the business.

RELEVANT EVENTS

In November 2004, Standard & Poor's Ratings Services and Fitch Ratings assigned a 'BBB-' rating to GRUMA's perpetual bonds. Also during November 2004, Moody's Investors Service upgraded GRUMA's senior unsecured notes due 2007 to Ba1 from Ba2, with a positive outlook.

Due to the improved liquidity of GRUMA shares-from rank No. 41 on Mexico's stock exchange, the BMV, in December 2003 to rank No. 28 in December 2004-the BMV announced on January 6, 2005, that GRUMAB shares are to be included in the BMV's IPC Index beginning February 2005.

During 4Q04, GRUMA repurchased 4,154,300 of its common shares and sold 5,436,400 shares; and during 2004, GRUMA repurchased 4,357,800 of its common shares and sold 13,558,700 shares.

GUIDANCE FOR 2005

For 2005 GRUMA expects to continue improving its results, which should continue to be driven mainly by Gruma Corporation. Growth in EBITDA should come from sales volume growth, since the company expects to maintain margins at the same levels as in 2004. The company does not anticipate price increases, and any cost increases should be offset by operational efficiencies and better fixed-cost absorption due to larger sales volumes.

With regard to our operations in Venezuela, we believe the 2004 results of those operations reflect a more realistic operating environment given the country's current situation. We will continue to monitor the situation and will work to improve efficiencies and increase our market share in that country. We are confident that our flexibility, strong customer relationships, and superior products will enable us to thrive in this environment. For 2005, we expect, on average for the year, a financial performance similar to that of 2004.

Capital expenditures should be around US$150 million and will be oriented mainly to the United States. We continue to analyze the Asian markets, but our current expectation is that our investments in China will not exceed US$20 million and should cover the current market for our products. The technology division should benefit from increased business in connection with our investment program.

SUBSIDIARY RESULTS

4Q04 vs. 4Q03

GRUMA CORPORATION

Sales volume increased 18% over that of last year due mainly to (1) the positive effect of the two European acquisitions concluded during July 2004, and (2) continuing strong demand and increased coverage in the tortilla business and, to a lesser extent, in the corn flour operation.

In the US tortilla business, volume was driven largely by (1) the successful expansion of the  Guerrero® brand(which has widespread appeal among Hispanic consumers) across additional markets, especially in the central area of the United States; (2) the launch of low-carb flour tortillas, as well as continued growth in the regular flour tortilla line; and (3) the fact that key fast-food restaurant chains have increased their marketing of tortilla-related products.

Net sales increased 20% to Ps 3,384 million in connection with the aforementioned increase in sales volume. Net sales also benefited from (1) a change in the product mix towards the tortilla business, whose products enjoy higher prices than corn flour products; (2) a change in the mix within the tortilla business toward value-added products (e.g., low-carb tortillas), which also enjoy a higher price per pound than the regular wheat flour tortilla line; and (3) a continued increase in retail corn flour sales.

Cost of sales as a percentage of net sales increased to 56.9% from 53.5% due mainly to the following:
(1) higher raw-material costs, especially for wheat flour, oils, and corn
(2) higher packaging costs due to rising paper and resin prices
(3) the incorporation of the European acquisitions, which report lower gross margins than Gruma Corporation's operations prior to consolidation of the acquisitions
(4) a higher proportion of low-carb tortillas and tortillas sold under the Guerrero brand, both of which have lower gross margins than regular flour tortillas and tortillas sold under the Mission brand, respectively
(5) stronger distribution of lower-margin products that are not manufactured by Gruma Corporation

In absolute terms, cost of sales increased 27% due to the volume growth and cost increases mentioned above.

SG&A as a percentage of net sales improved to 32.7% from 36.6% due to better expense absorption. In absolute terms, SG&A rose 7% due to increased distribution and transportation expenses in connection with (1) sales volume growth, (2) higher tariffs due to increased energy costs, (3) coverage of new regions, and (4) movement of final products among tortilla plants due to capacity constraints at certain plants, which should ease following the completion of capacity expansions, expected to occur during 2005.

Operating income as a percentage of net sales increased to 10.4% from 9.9%. In absolute terms, operating income increased 26% largely as a result of sales volume growth and the change in the product mix towards higher-priced products.

GIMSA

Sales volume increased 4% during the quarter as a result of the following:
(1) The development of new types of corn flour, which led some corporate customers to use GIMSA as their preferred supplier
(2) Increases in sales to some of our corporate customers resulting from their growth
(3) Increased sales coverage in rural areas related to a new supply agreement with DICONSA, the government's rural welfare program
(4) Export sales to Gruma Corporation

Net sales increased 5% to Ps 1,507 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices. The company has been implementing selective and gradual price increases throughout 2004 and, more importantly, during 4Q04 in order to offset higher energy and corn costs.

Cost of sales as a percentage of net sales increased to 72.2% compared to 71.7%, resulting mainly from higher energy and corn costs as price increases were not sufficient to offset these cost increases. In absolute terms, cost of sales increased 6% in connection with sales volume growth and cost increases.

SG&A as a percentage of net sales increased slightly, from 18.1% to 18.2%. In absolute terms, SG&A rose 6% to Ps 274 million as a result of higher selling expenses stemming from the company's national marketing campaign launched at the end of 2003. To a lesser extent, higher freight expenses in connection with increased freight tariffs and additional sales to customers pursuant to which the company usually absorbs the freight expense also contributed to the rise.

Operating income as a percentage of net sales decreased to 9.6% from 10.2% in 4Q03 and, in absolute terms, stayed flat at Ps 145 million due to the cost and expense increases mentioned above.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Fourth Quarter 2004'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume decreased 10% due to lower corn flour sales resulting primarily from the following:
(1) The entrance to the market of a new competitor oriented to government supply
(2) Our main competitor within the corn flour business has operated at a normal pace since 2004, in contrast to its reduced operations in 2003, and has regained part of the business that it lost in 2003

Net sales decreased 13% to Ps 875 million due to the corn flour sales volume decline and, to a lesser extent, price discounts implemented to address increased competition in the corn flour industry.

Cost of sales as a percentage of net sales increased to 81.3% from 70.5% because prices have not been sufficient to offset higher raw-material costs (specifically corn, rice, oat, and oil). The difficult competitive environment, combined with price controls, has limited the company's ability to raise prices. In addition, the 10% decline in sales volume negatively affected fixed-cost absorption. In absolute terms, cost of sales stayed flat due to the raw-material cost increases mentioned above.

SG&A as a percentage of net sales increased to 16.4% from 13.5%, increasing 5% in absolute terms, due mainly to higher freight tariffs. Freight tariffs have increased because the transportation industry has raised rates as a result of higher maintenance costs and increased demand from other industries (e.g., construction) and the government's social welfare and distribution programs. As a percentage of net sales, SG&A also increased in connection with the decline in net sales.

Operating income decreased 87% to Ps 20 million. Operating margin decreased to 2.3% from 15.9%.

MOLINERA DE MEXICO
Beginning in 2004, sales to Molinera de Mexico's largest customer have been pursuant to a service contract. Accordingly, Molinera de Mexico no longer records sales volume, net sales, and cost of sales related to its performance under the contract. Rather, the company records profits realized under the contract as a deduction from overall cost of sales. This change affects sales volume, net sales, cost of sales, and SG&A, as discussed below.

Sales volume decreased 18%. For comparability purposes, however, if fourth quarter 2003 sales to this customer are not included, sales volume would have increase 3%.

Net sales decreased 16% to Ps 497 million. The rate of decrease in net sales was lower than that of sales volume because the company has begun to include in net sales the sale of the byproduct (for example, wheat bran) rather than deducting it from cost of sales.

Cost of sales as a percentage of net sales improved to 82.0% from 82.9% in connection with a change in the sales mix towards higher-margin products. In absolute terms, cost of sales was 17% lower.

As a percentage of net sales, SG&A increased to 19.4% from 16.4% due to reduced expense absorption resulting from the sales contract change. SG&A was flat in absolute terms.

Operating loss was Ps 7 million compared to an operating income of Ps 4 million in fourth quarter 2003.

GRUMA CENTROAMERICA

Sales volume increased 11% due to higher corn flour volume in Guatemala stemming from the combination of low corn supplies. This situation encouraged consumers to use corn flour rather than raw corn. The sales volume increase in Guatemala also resulted from increased sales to customers that had not been fully served by wholesalers, especially in rural areas.

Net sales increased 10% to Ps 359 million due to the increased sales volume.

Cost of sales as a percentage of net sales decreased to 67.5% from 68.0% due primarily to the fact that the company was able to more than offset corn costs through prices increases-this in line with our strategy to recover margins. In absolute terms, overall cost of sales increased 9% due mainly to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales increased to 27.0% from 26.1% and in absolute terms increased 14%. These increases were due mainly to higher selling expenses in connection with increased distribution and transportation in the corn flour business, which resulted from higher volumes and higher commissions and freight expenses in the hearts of palm business.

Operating income increased 3% to Ps 20 million from Ps 19 million. Operating margin decreased to 5.5% from 5.9%.

OTHER AND ELIMINATIONS 2
Operating income was Ps 56 million compared to an operating loss of Ps 54 million in fourth quarter 2003, as a result of increased business in the technology division-mostly in connection with increased capacity in Gruma Corporation-and lower administrative expenses at the corporate offices.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss its fourth quarter 2004 results on February 25, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 475-3716; international or local callers dial (719) 457-2728. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; pass code 1572664. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of December 31, 2004, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2003 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2003, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.15/dollar as of December 31, 2004. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA
Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, LLC, GRUMA's wholly owned corn flour subsidiary with operations in Central America; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,709 employees and 76 plants and, in 2004, had net sales of US$2.2 billon, of which 51% came from GRUMA's operations in the United States and Europe. For more information, visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
.

# GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2004)

## FINANCIAL HIGHLIGHTS

| | QUARTERS | | | | | YTD DECEMBER | | |
|---|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT SUMMARY** | **4Q04** | 4Q03 | VAR (%) | 3Q04 | VAR (%) | **2004** | 2003 | VAR (%) |
| NET SALES | **6,625** | 6,231 | 6 | 6,440 | 3 | **24,992** | 23,311 | 7 |
| GROSS PROFIT | **2,369** | 2,289 | 4 | 2,282 | 4 | **8,958** | 8,468 | 6 |
| GROSS MARGIN (%) | **35.8%** | 36.7% | | 35.4% | | **35.8%** | 36.3% | |
| OPERATING INCOME | **586** | 556 | 5 | 497 | 18 | **1,940** | 1,769 | 10 |
| OPERATING MARGIN (%) | **8.9%** | 8.9% | | 7.7% | | **7.8%** | 7.6% | |
| COMPREHENSIVE FINANCING COST (INCOME) | **(52)** | 107 | | (22) | | **67** | 466 | |
| INTEREST EXPENSE | **111** | 123 | | 131 | | **487** | 538 | |
| INTEREST INCOME | **(90)** | (19) | | (117) | | **(228)** | (65) | |
| FOREIGN EXCHANGE LOSS (GAIN) | **9** | 35 | | (10) | | **51** | 184 | |
| MONETARY POSITION (GAIN) LOSS | **(82)** | (32) | | (26) | | **(243)** | (190) | |
| OTHER (INCOME) EXPENSE, NET | **38** | 74 | | 207 | | **263** | 177 | |
| TAXES AND EMPLOYEES' PROFIT SHARING | **226** | 133 | | 187 | | **780** | 679 | |
| EQUITY EARNINGS, ASSOCIATED COMPANIES | **(90)** | (59) | | (65) | | **(282)** | (238) | |
| NET INCOME | **447** | 300 | 49 | 190 | 135 | **1,096** | 684 | 60 |
| MAJORITY NET INCOME | **374** | 243 | 54 | 161 | 133 | **923** | 499 | 85 |
| EARNINGS PER SHARE[1] | **0.83** | 0.54 | 53 | 0.36 | 132 | **2.04** | 1.11 | 84 |
| EARNINGS PER ADR (US$)[2] | **0.29** | 0.19 | 53 | 0.13 | 132 | **0.72** | 0.39 | 84 |
| DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME | **235** | 236 | | 246 | | **993** | 1,032 | |
| DEPRECIATION AND AMORTIZATION, TOTAL | **255** | 267 | | 465 | | **1,296** | 1,156 | |
| EBITDA[3] | **821** | 792 | 4 | 742 | 11 | **2,933** | 2,801 | 5 |
| INVESTMENTS | **396** | 221 | | 427 | | **1,185** | 725 | |

| **BALANCE SHEET SUMMARY** | **Dec-04** | Dec-03 | VAR (%) | Sep-04 | VAR (%) |
|---|---|---|---|---|---|
| CASH AND CASH EQUIVALENTS | **490** | 374 | 31 | 529 | (7) |
| TRADE ACCOUNTS RECEIVABLE | **2,921** | 2,467 | 18 | 2,724 | 7 |
| OTHER ACCOUNTS RECEIVABLE | **721** | 597 | 21 | 724 | (0) |
| INVENTORIES | **3,685** | 3,417 | 8 | 3,099 | 19 |
| CURRENT ASSETS | **8,077** | 7,086 | 14 | 7,376 | 10 |
| PROPERTY, PLANT, AND EQUIPMENT, NET | **13,212** | 13,182 | 0 | 13,013 | 2 |
| **TOTAL ASSETS** | **25,188** | 23,655 | 6 | 23,890 | 5 |
| SHORT-TERM DEBT | **521** | 505 | 3 | 770 | (32) |
| CURRENT LIABILITIES | **3,659** | 3,316 | 10 | 4,003 | (9) |
| LONG-TERM DEBT | **6,016** | 6,050 | (1) | 5,349 | 12 |
| **TOTAL LIABILITIES** | **11,439** | 10,579 | 8 | 10,682 | 7 |
| MAJORITY STOCKHOLDERS' EQUITY | **10,833** | 10,180 | 6 | 10,580 | 2 |
| **STOCKHOLDERS' EQUITY** | **13,749** | 13,076 | 5 | 13,208 | 4 |
| CURRENT ASSETS/CURRENT LIABILITIES | **2.21** | 2.14 | | 1.84 | |
| TOTAL LIABILITIES/STOCKHOLDERS' EQUITY | **0.83** | 0.81 | | 0.81 | |
| DEBT/(DEBT + STOCKHOLDERS' EQUITY) | **0.32** | 0.33 | | 0.32 | |
| BOOK VALUE PER SHARE[1] | **23.96** | 22.62 | | 23.47 | |

[1] On the basis of 452,049,643 shares as of December 31, 2004, 450,133,443 shares as of December 31, 2003, and 450,767,543 shares as of September 30, 2004.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.15 per dollar as of December 31, 2004.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

February 24, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.
GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer